EXHIBIT 99.2

Colliers International Group Inc. Third Quarter 2016 Financial Results October 28, 2016

Colliers International 2016 Forward - Looking Statements 2 Certain statements included herein constitute “forward - looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward - looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward - looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the Company’s services, service industry conditions and capacity; the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission . Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures.

Colliers International 2016 ▪ Operating results for third quarter o Very strong Q3 2015 results made for tough comparison o Challenging market conditions in the UK and Western Europe o Change in revenue mix impacted margins in Americas and EMEA o Strong internal growth in Asia Pacific region ▪ Completed three acquisitions during quarter o Michigan – Full service firm in Western Michigan o New York Tri - state Region – Long Island leasing and sales brokerage firm o France – Asset management and investment advisory services firm with € 2 billion of assets under management ▪ Appointed Canada’s Former Prime Minister Stephen Harper to the Board of Directors Third Quarter 2016 3

Colliers International 2016 4 YTD 2016 YTD 2015 % Change over YTD 2015 USD LC Revenue 1,320.7 1,165.9 13% 16% Adjusted EBITDA 112.6 102.2 10% 13% Adjusted EBITDA Margin 8.5% 8.8% Adjusted EPS 1.22 1.21 1% GAAP Operating Earnings 70.1 15.4 NM GAAP Operating Earnings Margin 5.3% 1.3% GAAP EPS from continuing operations 0.61 (0.37) NM Q3 2016 Q3 2015 % Change over Q3 2015 USD LC Revenue 462.1 420.3 10% 11% Adjusted EBITDA 37.6 43.0 (13%) (13%) Adjusted EBITDA Margin 8.1% 10.2% Adjusted EPS 0.40 0.52 (23%) GAAP Operating Earnings 23.6 29.8 (21%) GAAP Operating Earnings Margin 5.1% 7.1% GAAP EPS from continuing operations 0.24 0.20 20% Third Quarter 2016 Results Summary (US$ millions, except per share amounts)

Colliers International 2016 5 % Change over Q3 2015 USD LC Outsourcing & Advisory 17% 18% Sales Brokerage 4% 3% Lease Brokerage 8% 9% Total 10% 11% Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage % Change over YTD 2015 USD LC Outsourcing & Advisory 17% 20% Sales Brokerage 13% 15% Lease Brokerage 9% 11% Total 13% 16% Q3 Revenue YTD Revenue Third Quarter 2016 Consolidated Revenues ( US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Manageme nt Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Colliers International 2016 6 Q3 2016 Adjusted EBITDA (1) Third Quarter Geographic Split ( US$ millions) Q3 2016 Revenue Q3 2015 Revenue Q3 2015 Adjusted EBITDA (2) (1) Q3 2016 GAAP Operating Earnings: $22.6M Americas, $4.5M EMEA, $13.1 Asia Pacific (2) Q3 2015 GAAP Operating Earnings: $17.9M Americas, $8.5 EMEA, $6.8M Asia Pacific

Colliers International 2016 7 Q3 2016 Q3 2015 Q3 2015 USD LC Internal Growth (LC) Revenue Growth 15% 15% 0% Revenue 8.8% 10.2% Americas (US$ millions) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q3 2016 $16.3M at 6.4% margin ; Q3 2015 $17.9M at 8.0% margin Q3 2016 Adjusted EBITDA (2) (Adjusted EBITDA Margin) ▪ Internal revenue flat relative to strong results in prior year quarter ▪ Adjusted EBITDA margin impacted by a reduction in broker productivity resulting from smaller average brokerage transaction sizes, as well as a greater proportion of more stable Outsourcing & Advisory revenues which generate lower margins.

Colliers International 2016 8 4.2% 12.3% EMEA (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings (Loss): Q3 2016 ($0.4M) at - 0.3% margin ; Q3 2015 $8.5M at 7.9% margin Q3 2016 Q3 2016 Q3 2015 Q3 2015 Revenue Adjusted EBITDA (2) (Adjusted EBITDA Margin) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage USD LC Internal Growth (LC) Revenue Growth (1%) 4% (1%) ▪ 1% internal revenue decline in local currencies ▪ Internal revenues were impacted by a decline in Sales Brokerage, reflecting both the strong comparative quarter in 2015 and the effect of the June 2016 “Brexit” referendum, largely offset by a 15% increase in Outsourcing and Advisory revenues ▪ Adjusted EBITDA was down from prior year quarter, impacted primarily by a change in revenue mix

Colliers International 2016 9 13.3% 9.8% Asia Pacific (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. (2) GAAP Operating Earnings: Q3 2016 $11.6M at 11.8% margin ; Q3 2015 $6.8M at 7.7% margin Q3 2016 Q3 2016 Q3 2015 Q3 2015 Revenue Adjusted EBITDA (2) (Adjusted EBITDA Margin) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage USD LC Internal Growth (LC) Revenue Growth 11% 9% 9% ▪ 9% revenue growth in local currencies, entirely from internal growth ▪ All three service lines contributed to growth ▪ Prior year quarter results impacted by recruiting costs and transaction costs for an acquisition that was ultimately not completed

Colliers International 2016 10 Highlights ▪ $525 million multi - currency credit f acility put in place on June 1, 2015 with 5 year term ▪ Net debt leverage of 1.1 at September 30, 2016, down from 1.3 at September 30, 2015 ▪ Anticipated capital expenditures of $29 - 32 million for full year 2016 September 30, 2016 December 31, 2015 Cash $ 108.9 $ 116.2 Total Debt 335.8 260.9 Net Debt $ 226.9 $ 144.8 Redeemable non - controlling interests 132.7 139.6 Shareholders' equity 184.9 149.5 Total capitalization $ 544.5 $ 433.9 Net debt / pro forma adjusted EBITDA 1.1 0.8 3 Months Ended September 30, 2016 September 30, 2015 Capital Expenditures $ 5.6 $ 4.5 Acquisition Spend (1) $ 36.3 $ 16.3 9 Months Ended September 30, 2016 September 30, 2015 Capital Expenditures $ 16.2 $ 15.8 Acquisition Spend (1) $ 87.0 $ 39.6 Capitalization & Capital Allocation Overview (US$ millions) (1) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidia ries.

Colliers International 2016 ▪ Q4 Outlook o Revenue pipelines strong, but some uncertainty around completion and timing o Expect both revenues and profits to exceed the record results achieved in Q4 2015 ▪ Q4 Focus o Continue to pursue select recruits in key markets o Continue to strategically invest in global platform o Continue to closely monitor activity levels in the UK Looking Ahead 11

Appendix

Colliers International 2016 Reconciliation of GAAP earnings to adjusted EBITDA 13 Three months ended Nine months ended (US$ thousands) September 30, 2016 September 30, 2015 September 30, 2016 September 30, 2015 Net earnings (loss) from continuing operations $ 13,461 $ 18,414 $ 41,250 $ (2,904) Income tax 8,207 9,226 24,138 12,076 Other income, net (362) (461) (2,183) (287) Interest expense, net 2,321 2,631 6,913 6,522 Operating earnings (loss) 23,627 29,810 70,118 15,407 Depreciation and amortization 11,390 9,794 33,038 28,068 Acquisition - related items 352 1,655 2,397 3,696 Spin - off stock - based compensation costs - - - 35,400 Spin - off transaction costs - 1,013 - 14,147 Corporate costs allocated to spin - off - - - 2,010 Restructuring costs 1,804 - 4,580 - Stock - based compensation expense 471 771 2,489 3,463 Adjusted EBITDA $ 37,645 $ 43,043 $ 112,622 $ 102,191

Colliers International 2016 Three months ended Nine months ended (US$ thousands) September 30, 2016 September 30, 2015 September 30, 2016 September 30, 2015 Net earnings (loss) from continuing operations $ 13,461 $ 18,414 $ 41,250 $ (2,903) Non - controlling interest share of earnings (3,286) (4,566) (11,259) (13,386) Amortization of intangible assets 5,192 4,311 15,619 11,943 Acquisition - related items 352 1,655 2,397 3,696 Spin - off stock - based compensation costs - - - 35,400 Spin - off transaction costs - 1,013 - 14,147 Corporate costs allocated to spin - off - - - 2,048 Restructuring costs 1,804 - 4,580 - Stock - based compensation expense 471 771 2,489 3,463 Income tax on adjustments (2,117) (1,597) (6,356) (9,067) Non - controlling interest on adjustments (399) - (1,332) (163) Adjusted net earnings $ 15,478 $ 20,001 $ 47,388 $ 45,178 Three months ended Nine months ended (US$) September 30, 2016 September 30, 2015 September 30, 2016 September 30, 2015 Diluted net earnings (loss) per share from continuing operations $ 0.24 $ 0.20 $ 0.61 $ (0.37) Non - controlling interest redemption increment 0.02 0.16 0.16 (0.08) Amortization of intangible assets, net of tax 0.09 0.08 0.25 0.22 Acquisition - related items 0.01 0.04 0.06 0.10 Spin - off stock - based compensation costs - - - 0.95 Spin - off transaction costs, net of tax - 0.02 - 0.27 Corporate costs allocated to spin - off, net of tax - - - 0.04 Restructuring costs, net of tax 0.03 - 0.08 - Stock - based compensation expense, net of tax 0.01 0.02 0.06 0.08 Adjusted earnings per share $ 0.40 $ 0.52 $ 1.22 $ 1.21 Reconciliation of GAAP e arnings to adjusted n et earnings and adjusted e arnings p er s hare 14